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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-127868

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 27, 2005)

Buckeye Partners, L.P.

2,300,000 Units

Representing Limited Partner Interests

We are selling 2,300,000 units representing limited partner interests.

The limited partnership units are listed on the New York Stock Exchange under the symbol "BPL." On March 19, 2008, the last reported sale price of our limited partnership units on the New York Stock Exchange was $44.65 per unit.

See "Risk Factors" beginning on page S-6 of this prospectus supplement and on page 5 of the accompanying base prospectus.

	Per Unit	Total
Public offering price	$44.65	$102,695,000
Underwriting discounts and commissions	$1.786	$4,107,800
Proceeds to Buckeye Partners, L.P. (before expenses)	$42.864	$98,587,200

Buckeye Partners, L.P. has granted the underwriters a 30-day option to purchase up to an additional 345,000 limited partnership units on the same terms and conditions set forth above if the underwriters sell more than 2,300,000 limited partnership units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the limited partnership units on March 26, 2008.

Joint Book-Running Managers

LEHMAN BROTHERS	UBS INVESTMENT BANK

Co-Managers

WACHOVIA SECURITIES

                                                 CITI

                                                             GOLDMAN, SACHS & CO.

                                                                                          DEUTSCHE BANK SECURITIES

JPMORGAN

March 19, 2008

# Buckeye Partners, L.P.

Lodi
Reno
San Diego
Denver
Wichita
St. Louis
Chicago
Indianapolis
Detroit
Lima
Pittsburgh
Macungie
New York City
Philadelphia
Houston
Port Arthur
Ft. Lauderdale
Miami
Operating Systems
Buckeye Pipe Line Company, L.P.
Buckeye Gulf Coast Pipe Lines, L.P.
Buckeye NGL Pipe Lines LLC
Buckeye Pipe Line Transportation LLC
Everglades Pipe Line Company, L.P.
Laurel Pipe Line Company, L.P.
NORCO Pipe Line Company, LLC
Wood River Pipe Lines LLC
Lodi Gas Storage, LLC
Buckeye Terminals, LLC
Buckeye Energy Holdings LLC
Delivery Point to Customers' Marketing Terminals
Joint Venture Interest
Muskegon Pipeline LLC
WesPac Pipelines – Memphis LLC
West Texas LPG Pipeline
Contract Pipeline Operations

Prospectus Supplement

Base Prospectus

        This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined. If information in this prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the limited partnership units in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date.

i

PROSPECTUS SUMMARY

        You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the limited partnership units, as well as the tax and other considerations that are important in making your investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional limited partnership units.

        For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms "Partnership," "us," "we," "our" and similar terms refer to Buckeye Partners, L.P., together with our subsidiaries.

Buckeye Partners, L.P.

        We are a publicly traded master limited partnership organized in 1986 under the laws of the State of Delaware. We own and operate one of the largest independent refined products pipeline systems in the United States in terms of volumes delivered. As of March 17, 2008, we owned and operated approximately 5,400 miles of pipeline and more than 61 active refined products terminals, with aggregate storage capacity of approximately 22 million barrels. In addition, we operate and maintain approximately 2,700 miles of other pipelines under agreements with major oil and chemical companies. Through our recent acquisitions of Lodi Gas Storage, L.L.C., or Lodi Gas, and Farm & Home Oil Company LLC, or Farm & Home, we now own and operate a major natural gas storage facility in northern California and market refined products in certain of the areas served by our pipelines and terminals. Buckeye GP LLC, a Delaware limited liability company, is our general partner.

Recent Developments

        Farm & Home Transactions.    On February 8, 2008, we acquired all of the member interests in Farm & Home for total cash consideration of approximately $145.5 million. Farm & Home is a major regional distributor of refined petroleum products in northeastern and central Pennsylvania and surrounding areas. During the fiscal year ended June 30, 2007, Farm & Home provided over 550 million gallons of refined petroleum products, including gasoline and distillates, to customers through a network of five terminals and other company-owned distribution assets. The Farm & Home acquisition is expected to be immediately accretive to our cash available for distribution and will help to advance our strategy to build a marketing business that leverages our terminal assets. We financed the acquisition initially through our revolving credit facility, which we intend to partially repay with the proceeds from this offering.

        On March 4, 2008, we entered into a definitive agreement with Inergy Propane, LLC to sell the retail division of Farm & Home for approximately $42.0 million plus the value of liquid fuel inventories and accounts receivable. The transaction, which is subject to customary closing conditions, is expected to close in late March or early April of 2008. We will retain Farm & Home's core wholesale marketing business.

        Lodi Gas Transaction.    On January 18, 2008, we acquired all of the member interests in Lodi Gas, an affiliate of Arc Light Capital Partners, LLC. Lodi Gas owns and operates two natural gas storage facilities near Lodi, California. The facilities provide approximately 22 billion cubic feet, or Bcf, of working gas capacity and are connected to Pacific Gas and Electric's intrastate gas pipelines that service natural gas demand in the San Francisco and Sacramento areas. The Lodi Gas acquisition has allowed us to expand our operations to the West Coast and provides us with a platform for further expansion of our natural gas storage business. A substantial portion of Lodi Gas's revenues are generated by fee-based storage contracts.

        Pursuant to the terms of the purchase and sale agreement, as amended, cash consideration of approximately $432.0 million was paid at closing. An additional $12.0 million consideration was paid by us on March 6, 2008, following receipt of approval from the California Public Utilities Commission for a natural gas storage expansion project known as Kirby Hills Phase II. The Kirby Hills Phase II expansion project is expected to provide up to an incremental 12 Bcf of working gas capacity. The expansion project is expected to require construction expenditures of approximately $44.0 million and to be in service by the end of 2008.

        Niles and Ferrysburg, Michigan Terminals.    On February 19, 2008, we acquired a terminal in Niles, Michigan and a 50% ownership interest in a terminal in Ferrysburg, Michigan for approximately $13.5 million.

Business Strategy

        Our objective is to increase the value of our limited and general partner interests by consistently increasing our cash flow and, accordingly, our cash available for distribution to our unitholders. Our business strategy to accomplish this objective is to:

  •
  Own and operate high-quality logistics assets;

  •
  Increase utilization of our pipelines, terminals and storage facilities that have available capacity;

  •
  Expand our existing pipelines, terminals and storage facilities to facilitate customer-generated growth;

  •
  Maintain and enhance the integrity of our pipelines, terminals and storage facilities;

  •
  Focus on customer service in order to remain the provider of choice in the markets we serve;

  •
  Engage in marketing of refined petroleum products in geographic areas served by our pipeline and terminal operations; and

  •
  Pursue selective strategic acquisition opportunities that complement our existing asset base or provide entry into new markets and business lines.

Competitive Strengths

        We believe the following competitive strengths position us to successfully execute our business strategy:

  •
  Strategic location of assets.  Our petroleum products pipeline systems and terminal and storage facilities are strategically located, allowing us to promote high levels of overall throughput and incrementally increase volumes on our systems. Our pipeline and terminal assets are primarily located in the northeast and upper midwest areas of the United States, which have historically experienced demand for refined products in excess of local supply. The strategic location of our pipeline and terminal assets enables us to take advantage of domestic imbalances and international imports of petroleum products.

  •
  Cash flow stability due to the fee-based nature of businesses.  We generate a substantial portion of our revenue from pipeline transportation services at posted tariffs, storage services for a fee and pipeline operation and maintenance services pursuant to contracts.

  •
  Unique market-based tariff.  Buckeye Pipe Line Company, L.P., our largest operating subsidiary, has a market-based tariff program, approved by the Federal Energy Regulatory Commission, or FERC, providing us with more flexibility in its tariff pricing than is available under the producer price index pricing formula, which is used by most petroleum products pipelines.

  •
  Flexible sources of supply and steady customer demand.  Our pipeline system is connected to various refineries, third-party pipelines and import marine terminals. These connections, together with our strong customer relationships, enable us to maintain stable pipeline throughput.

  •
  Expansion of Wholesale Product Marketing.  Our ownership of a number of terminals with excess capacity, and our financial strength, should allow us to expand the wholesale product marketing activities of the recently acquired Farm & Home business beyond its traditional market area of eastern and central Pennsylvania.

  •
  Experienced management team.  Members of our senior management team have extensive experience in the energy sector and have demonstrated a track record of generating consistent cash distributions and successfully growing our business.

Executive Offices and Ownership

        Our principal executive offices are located at Five TEK Park, 9999 Hamilton Blvd., Breinigsville, Pennsylvania 18031, and our telephone number is (610) 904-4000.

        The following table and the chart on the following page reflect our ownership as of March 18, 2008 after giving effect to this offering and assuming the underwriters do not exercise their option to purchase additional limited partnership units.

Ownership of Buckeye Partners, L.P.

	Limited Partnership Units	General Partner Units	Percentage Ownership*
Public Unitholders	45,755,968	—	95
Buckeye Pipe Line Services Company	2,182,178	—	5
Buckeye GP Holdings L.P.	80,000	—	<1
Buckeye GP LLC	—	243,914	<1

	48,018,146	243,914	100%

*
Ownership percentages are approximate.

THE OFFERING

Units offered	2,300,000 limited partnership units (2,645,000 limited partnership units if the underwriters exercise their option to purchase additional limited partnership units in full).
Units to be outstanding after this offering*	48,018,146 limited partnership units (48,363,146 limited partnership units if the underwriters exercise their option to purchase additional limited partnership units in full).
Use of proceeds
We will receive net proceeds from this offering of approximately $98.3 million (after deducting underwriting discounts and commissions and estimated offering expenses), or approximately $113.1 million if the underwriters' option to purchase additional limited partnership units is exercised in full. We expect to use the net proceeds from this offering to reduce the indebtedness outstanding under our revolving credit facility. Please read "Use of Proceeds" in this prospectus supplement.
Cash distributions
Cash distributions are made on our units on a quarterly basis. Cash distributions on our units are generally paid within 60 days after the end of each fiscal quarter. We expect that the first distribution payable to the purchasers of the limited partnership units offered hereby will be paid in May 2008.
Estimated ratio of taxable income to distributions
We estimate that if you purchase limited partnership units in this offering and own them through the record date for the distribution with respect to the fourth calendar quarter of 2010, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 40% of the amount of cash distributed to you with respect to that period. For the basis of this estimate, please read "Tax Considerations" in this prospectus supplement.
New York Stock Exchange symbol	BPL

(*)
Excludes 813,600 limited partnership units reserved for issuance under our option plan.

RISK FACTORS

        You should carefully consider the risk factors beginning on page 23 of our Annual Report on Form 10-K for the year ended December 31, 2007, as well as the discussion of risk factors relating to our business under the caption "Risk Factors" beginning on page 5 of the accompanying base prospectus, before making an investment decision. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before investing in our limited partnership units.

USE OF PROCEEDS

        We will receive net proceeds from this offering of approximately $98.3 million (after deducting underwriting discounts and commissions and estimated offering expenses), or approximately $113.1 million if the underwriters' option to purchase additional limited partnership units is exercised in full. We expect to use the net proceeds from this offering to reduce the indebtedness outstanding under our revolving credit facility.

        As of March 17, 2008, approximately $278 million of indebtedness was outstanding under our revolving credit facility. We used these funds for working capital purposes and to finance internal growth activities and acquisitions. For a description of the acquisitions, see "Prospectus Summary—Buckeye Partners, L.P.—Recent Developments." Indebtedness under our revolving credit facility bears interest under one of two rate options, selected by us, equal to either (i) the greater of (a) the federal funds rate plus 0.5% and (b) SunTrust Bank's prime rate plus an applicable margin, or (ii) the London Interbank Offered Rate plus an applicable margin. As of March 17, 2008, the interest rate under our revolving credit facility was a weighted average of 3.45%. Our revolving credit facility has a maturity date of August 24, 2012.

        Affiliates of Lehman Brothers Inc., UBS Securities LLC, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are lenders under our revolving credit facility and will receive their respective share of any repayment by us of amounts outstanding under our revolving credit facility from the proceeds of this offering. For more information, please read "Underwriting" in this prospectus supplement.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2007 on:

  •
  a historical basis;

  •
  a pro forma basis to give effect to (1) the sale of $300.0 million aggregate principal amount of our 6.05% senior unsecured notes due 2018 in January 2008, (2) the debt incurred under our revolving credit facility in connection with our recent acquisitions of Lodi and Farm & Home and (3) our acquisitions of Lodi and Farm & Home; and

  •
  a pro forma as adjusted basis to give effect to the sale of 2,300,000 limited partnership units at an assumed offering price of $46.19 per limited partnership unit in this offering and the application of the net proceeds therefrom in the manner described under "Use of Proceeds."

        We will receive net proceeds from this offering of approximately $98.3 million (after deducting underwriting discounts and estimated offering expenses).

        This table should be read in conjunction with our historical consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying base prospectus. This table does not reflect the issuance of up to 345,000 limited partnership units that we may sell to the underwriters upon exercise of their option to purchase additional limited partnership units, the proceeds of which will be used to reduce the indebtedness outstanding under our revolving credit facility.

	As of December 31, 2007
	Historical	Pro Forma	Pro Forma as Adjusted
	(unaudited)
	(in thousands)
Cash and cash equivalents	$93,198	$31,236	$31,236

Long-term debt:
4.625% Notes due July 15, 2013	300,000	300,000	300,000
5.300% Notes due October 15, 2014	275,000	275,000	275,000
6.750% Notes due August 15, 2033	150,000	150,000	150,000
5.125% Notes due July 1, 2017	125,000	125,000	125,000
6.050% Notes due January 15, 2018	—	300,000	300,000
Borrowings under revolving credit facility(1)	—	230,000	131,663
Less: unamortized discount	(2,117)	(2,117)	(2,117)
Adjustment to fair value associated with hedge of fair value	$1,294	$1,294	$1,294

Total long-term debt	$849,177	$1,379,177	$1,280,840

Partners' capital:
General partner	(1,005)	(1,005)	(1,005)
Limited partners	1,100,346	1,100,346	1,198,683
Accumulated other comprehensive loss	$(9,169)	$(9,169)	$(9,169)

Total partners' capital	$1,090,172	$1,090,172	$1,188,509

Total capitalization	$1,939,349	$2,469,349	$2,469,349

(1)
We have entered into a definitive agreement with Inergy Propane, LLC to sell the retail division of Farm & Home for approximately $42 million, plus the value of liquid fuel inventories and accounts receivable. We expect to use the proceeds of such sale to reduce the amounts outstanding under our revolving credit facility. The Pro Forma and Pro Forma as Adjusted borrowings do not reflect the expected application of these proceeds.

PRICE RANGE OF LIMITED PARTNERSHIP UNITS AND CASH DISTRIBUTIONS

        As of March 18, 2008, there were 45,718,146 limited partnership units outstanding, held by approximately 57,000 holders, including limited partnership units held in street name, 2,182,178 limited partnership units held by Buckeye Pipe Line Services Company and 80,000 limited partnership units held by Buckeye GP Holdings L.P. Our limited partnership units are listed on the NYSE under the symbol "BPL."

        The following table sets forth, for the periods indicated, the high and low sales prices for our limited partnership units, as reported on the NYSE Composite Transactions Tape, and quarterly cash distributions paid per unit. The last reported sales price of our limited partnership units on the NYSE on March 19, 2008 was $44.65 per unit.

	Sales Price Range Per Limited Partnership Unit
			Cash Distributions per Unit(a)
	High	Low
Year ended December 31, 2006
First Quarter	$45.60	$42.29	$.7500
Second Quarter	44.20	40.80	.7625
Third Quarter	43.96	40.40	.7750
Fourth Quarter	46.99	43.30	.7875
Year ended December 31, 2007
First Quarter	52.75	46.00	.8000
Second Quarter	54.80	48.79	.8125
Third Quarter	55.19	44.40	.8250
Fourth Quarter	55.54	47.50	.8375	(b)
Year ending December 31, 2008
First Quarter (through March 19, 2008)	51.09	44.65	—

(a)
Reflects cash distributions in respect of each fiscal quarter indicated. We generally declare cash distributions in respect of each fiscal quarter 30 days after the end of such quarter and generally make such distributions within 60 days after the end of such quarter.

(b)
This cash distribution was declared on January 24, 2008, and was paid on February 29, 2008 to unitholders of record on February 5, 2008.

TAX CONSIDERATIONS

        The tax consequences to you of an investment in our limited partnership units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of limited partnership units, please read "Material Tax Considerations" in the accompanying base prospectus and "Tax Considerations for Unitholders" and "Tax Risks for Unitholders" in our Annual Report on Form 10-K for the year ended December 31, 2007. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

        We estimate that if you purchase limited partnership units in this offering and own them through the record date for the distribution with respect to the fourth calendar quarter of 2010, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 40% of the amount of cash distributed to you with respect to that period. If you continue to own limited partnership units purchased in this offering after that period, the percentage of federal taxable income allocated to you may be higher. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to tariffs, capital expenditures, cash flows and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to continue to distribute the current quarterly distribution of $0.8375 per unit (based on the last quarterly distribution paid by us) throughout the referenced period. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and certain tax reporting positions that we have adopted. The Internal Revenue Service could disagree with our tax reporting positions. Accordingly, we cannot assure you that the estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of limited partnership units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of limited partnership units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

  •
  gross income from operations exceeds the amount required to make the current quarterly distribution on all units, yet we only distribute the current quarterly distribution on all units; or

  •
  we make a future offering of limited partnership units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering.

        Please read "Material Tax Considerations" in the accompanying base prospectus.

        Ownership of limited partnership units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and foreign investors raises issues unique to such persons. Please read "Material Tax Considerations—Tax-Exempt Organizations and Certain Other Investors" in the accompanying base prospectus.

        In order to be treated as a partnership for federal income tax purposes, we must generate at least 90% of our gross income from specific qualifying sources, such as the transportation of refined petroleum products. Because Buckeye Gulf Coast Pipe Lines, L.P's, or Buckeye Gulf Coast, our indirect wholly-owned subsidiary, operations generally do not generate qualifying income for federal income tax purposes, we have elected to treat Buckeye Gulf Coast as a corporation for federal income tax purposes. Revenue from activities conducted by Buckeye Gulf Coast is taxed at the applicable corporate tax rate. Distributions received from Buckeye Gulf Coast that are treated as dividends for federal income tax purposes constitute qualifying income. For a more complete description of this qualifying income requirement, please read "Material Tax Considerations—Partnership Status" in the accompanying base prospectus.

        The present U.S. federal income tax treatment of publicly traded partnerships, including us, may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Members of Congress are considering substantive changes to the existing federal income tax laws that affect certain publicly traded partnerships. For example, federal income tax legislation has been proposed that would eliminate partnership tax treatment for certain publicly traded partnerships. Although the currently proposed legislation would not appear to affect our tax treatment as a partnership, we are unable to predict whether this proposal, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our limited partnership units.

UNDERWRITING

        We are offering the limited partnership units described in this prospectus through the underwriters named below. Lehman Brothers Inc. and UBS Securities LLC are acting as joint book-running managers and representatives of the underwriters.

        Subject to the terms and conditions stated in the underwriting agreement which we will file as an exhibit to a Current Report on Form 8-K, each underwriter named below has agreed to purchase from us the number of limited partnership units set forth opposite the underwriter's name.

Name of Underwriter	Number of Limited Partnership Units
Lehman Brothers Inc.	690,000
UBS Securities LLC	483,000
Wachovia Capital Markets, LLC	345,000
Citigroup Global Markets Inc.	230,000
Goldman, Sachs & Co.	230,000
Deutsche Bank Securities Inc.	161,000
J.P. Morgan Securities Inc.	161,000

Total	2,300,000

        The underwriting agreement provides that the underwriters' obligations to purchase the limited partnership units depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the limited partnership units offered hereby, if any of the limited partnership units are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material adverse change in our business or in the financial markets; and

  •
  our delivery of customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional limited partnership units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the limited partnership units.

	No Exercise	Full Exercise
Per limited partnership unit	$1.786	$1.786
Total	$4,107,800	$4,723,970

        The underwriters have advised us that they propose to offer the limited partnership units directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include affiliates of the underwriters, at such offering price less a selling concession not in excess of $1.07 per limited partnership unit. After the offering, the underwriters may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be $250,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional Limited Partnership Units

        We have granted to the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase from time to time up to an aggregate of 345,000 additional limited partnership units at the public offering price less the underwriting discount set forth on the cover page of this prospectus supplement. This option may be exercised if the underwriters sell more than 2,300,000 limited partnership units in connection with this offering. To the extent the option is exercised, the underwriters will be obligated, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase such additional limited partnership units, and we will be obligated, pursuant to the option, to sell such limited partnership units to the underwriters.

Lock-Up Agreements

        We, our general partner, directors and officers of our general partner and some affiliates of our general partner have agreed that, without the prior written consent of Lehman Brothers Inc. and UBS Securities LLC, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any limited partnership units or securities convertible into or exercisable or exchangeable for limited partnership units, other than certain permitted transfers and issuances, (2) sell or grant any options, rights or warrants with respect to any limited partnership units or securities convertible into or exercisable or exchangeable for limited partnership units, other than certain permitted grants of options, (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the limited partnership units, (4) file or cause to be filed a registration statement, including any amendment thereto, with respect to the registration of any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities or (5) publicly disclose the intention to do any of the foregoing, in each case for a period of 60 days after the date of this prospectus supplement.

        The restrictions described above do not apply to:

  •
  the sale of limited partnership units to the underwriters pursuant to the underwriting agreement;

  •
  the issuance by us of limited partnership units to our option holders upon the exercise of options granted under our Amended and Restated Unit Option and Distribution Equivalent Plan;

  •
  the issuance by us of additional options under our Amended and Restated Unit Option and Distribution Equivalent Plan, provided that such options will not be exercisable during the 60-day lock-up period described above; or

  •
  the issuance of limited partnership units to sellers of assets or entities in connection with acquisitions by us, provided that the underwriters have received similar lock-up agreements from such sellers.

        Further, Buckeye Pipe Line Services Company, the manager and operator of our operating subsidiaries, may sell limited partnership units in connection with (i) the liquidation of employee accounts in the Buckeye Pipe Line Services Company Employee Stock Ownership Plan at or about the time an employee ceases to be an employee of Buckeye Pipe Line Services Company, or (ii) the sale by participants who are 55 years old or older of a portion of their accounts in the Buckeye Pipe Line Services Company Employee Stock Ownership Plan in connection with IRS diversification regulations.

        Lehman Brothers Inc. and UBS Securities LLC, in their sole discretion, may release the limited partnership units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the limited partnership units and other securities from lock-up agreements, Lehman Brothers Inc. and UBS

Securities LLC will consider, among other factors, the holder's reasons for requesting the release, the number of limited partnership units or other securities for which the release is being requested and market conditions at the time.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization and Short Positions

        The underwriters may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the limited partnership units, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Covering transactions involve purchases of the limited partnership units in the open market after the distribution has been completed in order to cover short positions.

        These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our limited partnership units or preventing or retarding a decline in the market price of our limited partnership units. As a result, the price of our limited partnership units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our limited partnership units. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice. On the date of this prospectus supplement, one of the underwriters purchased, on behalf of the syndicate, 144,500 limited partnership units at an average price of $44.81 per unit.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the online services, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of limited partnership units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on the underwriters' website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as the underwriters and should not be relied upon by investors.

New York Stock Exchange

        Our limited partnership units are listed on the New York Stock Exchange under the symbol "BPL."

Relationships

        From time to time, the underwriters and their affiliates have provided, directly or indirectly, investment and commercial banking or financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and they expect to provide these services to us and our affiliates in the future, for which they expect to receive customary fees and commissions.

        Affiliates of Lehman Brothers Inc., UBS Securities LLC, Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are lenders under our revolving credit facility and will receive their respective share of any repayment by us of amounts outstanding under our revolving credit facility from the proceeds of this offering. In addition, an affiliate of Lehman Brothers Inc. owns an interest in BGH GP Holdings, LLC, which indirectly controls us through an ownership interest in our general partner. An affiliate of Deutsche Bank Securities Inc. owns a 5.4% interest in Buckeye GP Holdings L.P., the owner of our general partner (based on a Schedule 13G filed on February 4, 2008). Lehman Brothers Inc. acted as our exclusive financial advisor in connection with our recent acquisitions of all of the membership interests in Lodi Gas and Farm & Home, and an affiliate of Lehman Brothers Inc. is also a customer of Lodi Gas. Lehman Brothers Inc. served as the sole underwriter for our August 2007 and December 2007 offerings of limited partnership units. Lehman Brothers Inc. served as joint book-running manager, and J.P. Morgan Securities, Inc. served as co-manager, for our January 2008 offering of 6.05% notes due 2018.

NASD Conduct Rules

        Because the Financial Industry Regulatory Authority, or the FINRA, formerly known as the National Association of Securities Dealers, Inc., or the NASD, views the limited partnership units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the Conduct Rules of the NASD (which are part of the FINRA rules). Investor suitability with respect to the limited partnership units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange. Affiliates of the underwriters will receive more than 10% of the net offering proceeds through the repayment by us of amounts outstanding under our revolving credit facility with the proceeds of this offering. As a result, this offering is being conducted in compliance with NASD Conduct Rule 2710(h).

Selling Restrictions

  Public Offer Selling Restrictions Under the Prospectus Directive

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state other than:

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  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

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  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

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  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus supplement. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

  Selling Restrictions Addressing Additional United Kingdom Securities Laws

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

        Certain legal matters are being passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania and Vinson & Elkins L.L.P., New York, New York. Certain legal matters are being passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

        The consolidated financial statements, incorporated in this Prospectus by reference from Buckeye Partners, L.P. and subsidiaries' (the "Partnership") Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of the Partnership's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," as of December 31, 2006 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC (which does not include any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) will automatically update and may replace information in this prospectus and information previously filed with the SEC. In addition to the documents listed in "Where You Can Find More Information" on page 4 of the accompanying base prospectus, we incorporate by reference the documents listed below:

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  Annual Report on Form 10-K for the year ended December 31, 2007;

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  Current Reports on Form 8-K dated January 2, 2008, January 11, 2008, January 18, 2008 (excluding Item 7.01 and Exhibit 99.1 thereto), January 25, 2008 (excluding Item 2.02 and Exhibit 99.1 thereto), January 28, 2008, February 8, 2008 (excluding Item 7.01 and Exhibit 99.1 thereto), March 4, 2008 and March 5, 2008; and

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  The description of our limited partnership units contained in Amendment No. 2 to the Registration Statement on Form 8-A, filed on August 9, 2005.

        If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

        You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Five TEK Park
9999 Hamilton Blvd.
Breinigsville, Pennsylvania 18031
(610) 904-4000
Attn: Investor Relations

        You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than the date on the front of each document.

Prospectus

$1,000,000,000

Buckeye Partners, L.P.

LIMITED PARTNERSHIP UNITS
DEBT SECURITIES

        We, Buckeye Partners, L.P., may offer up to $1,000,000,000 aggregate initial offering price or principal amount of limited partnership units and debt securities from time to time. This prospectus describes the general terms of, and the general manner in which we will offer, these securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

        Our limited partnership units are listed on the New York Stock Exchange under the symbol "BPL."

        You should carefully consider the risk factors beginning on page 5 of this prospectus before you make an investment in our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The date of this prospectus is October 27, 2005

BUCKEYE PARTNERS, L.P.

        Buckeye Partners, L.P. (referred to herein as "we," "us" or the "Partnership"), is a publicly traded master limited partnership organized in 1986 under the laws of the State of Delaware. Our principal line of business is the transportation, terminalling and storage of refined petroleum products in the United States for major integrated oil companies, large refined products marketing companies and major end users of petroleum products on a fee basis through facilities that we own and operate.

        We own and operate one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered, with approximately 4,900 miles of pipeline serving 13 states. We also operate approximately 1,300 miles of pipeline under agreements with major oil and chemical companies. Further, we own and operate 42 refined petroleum products terminals with aggregate storage capacity of approximately 16.7 million barrels in Illinois, Indiana, Massachusetts, Michigan, Missouri, New York, Ohio and Pennsylvania.

        Our pipelines service approximately 100 delivery locations. We transport refined petroleum products including gasoline, turbine fuel, diesel fuel, heating oil and kerosene from major supply sources to terminals and airports located within major end-use markets. We also transport other refined products, such as propane and butane, refinery feedstocks and blending components. Our transportation services are typically provided on a common-carrier basis under published tariffs for our customers. Our geographical diversity, connections to multiple sources of supply and extensive delivery system help create a stable base business. We are not affiliated with oil companies or refined product marketing companies and generally do not own the petroleum products that we transport.

        Our sole general partner, Buckeye GP LLC, a Delaware limited liability company, is indirectly owned by Carlyle/Riverstone Global Energy and Power Fund II, L.P., or Carlyle/Riverstone, and certain members of the general partner's management through MainLine L.P., a Delaware limited partnership, and MainLine Sub LLC, a Delaware limited liability company. Carlyle/Riverstone also owns, through affiliates, an interest in Magellan Midstream Holdings, L.P., which owns the general partner interest in Magellan Midstream Partners, L.P., or Magellan Partners, a publicly-owned limited partnership that was formerly known as Williams Energy Partners, L.P.

        Each of the Partnership, our general partner, MainLine L.P. and MainLine Sub LLC is a legally distinct entity, with its own assets, debts, obligations and liabilities. The Partnership is not liable for the separate debts, obligations or liabilities of Mainline Sub LLC or MainLine L.P. and has not pledged its assets to secure any such debts, obligations or liabilities.

        Although the Partnership and Magellan Partners do not have extensive competing operations, the Partnership does compete directly with Magellan Partners and perhaps other entities in which Carlyle/Riverstone or its affiliates have an interest, for acquisition opportunities throughout the United States and potentially will compete with Magellan Partners and these other entities for new business or extensions of the existing services provided by our operating subsidiaries. Moreover, the Partnership, on one hand, and Magellan Partners or other entities in which Carlyle/Riverstone or its affiliates have an interest, on the other hand, may contract with one another for the purchase and sale of goods or services. As a result of these actual and potential conflicts of interest, the board of directors of our general partner has adopted a conflicts of interest policy and related procedures and has required directors who are affiliated with Carlyle/Riverstone or its affiliates to adopt appropriate procedures to protect the Partnership's proprietary and confidential information. When any director becomes aware of an actual or potential conflict of interest, that director is required to disclose such conflict to the board of directors promptly and the board will determine what actions, if any, should be taken to protect the interests of the Partnership. In certain circumstances, a director will be required to recuse himself from the board's deliberations and any vote on any matter that is the subject of such actual or potential conflict of interest. The conflict of interest policy and procedures are administered by the audit committee of the board of directors of our general partner, acting pursuant to their authority under Section 7.9 of the Partnership's limited partnership agreement.

        We currently conduct all of our operations through the following six subsidiaries, which we refer to as our operating subsidiaries:

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  Buckeye Pipe Line Company, L.P., or Buckeye Pipe Line, owns a 2,643-mile interstate common carrier refined petroleum products pipeline serving major population centers in nine Midwest and East Coast states.

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  Laurel Pipe Line Company, L.P., or Laurel, owns a 345-mile intrastate common carrier refined products pipeline connecting five Philadelphia area refineries to 14 delivery points across Pennsylvania.

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  Wood River Pipe Lines LLC, or Wood River, owns five refined petroleum products pipelines with aggregate mileage of approximately 900 miles located in Illinois, Indiana, Missouri and Ohio. We acquired these pipelines from Shell Oil Products U.S., or Shell, in October 2004.

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  Buckeye Pipe Line Transportation LLC, or Transportation, owns five refined petroleum products pipelines with aggregate mileage of approximately 478 miles located in New Jersey, New York and Pennsylvania that we recently acquired from affiliates of Exxon Mobil Corporation, or ExxonMobil.

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  Everglades Pipe Line Company, L.P., or Everglades, owns a 37-mile intrastate common carrier refined petroleum products pipeline connecting Port Everglades, Florida to Ft. Lauderdale Hollywood International Airport and Miami International Airport.

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  Buckeye Pipe Line Holdings, L.P., or BPH, collectively with its subsidiaries, owns (or in certain instances leases from our other subsidiaries) and operates 42 refined petroleum products terminals with aggregate storage capacity of approximately 16.7 million barrels, owns interests in 535 miles of pipeline in the Midwest and West Coast, operates pipelines in the Gulf Coast region and holds a minority stock interest in a Midwest products pipeline and a minority partnership interest in a natural gas liquids pipeline system.

        In addition to being our general partner, Buckeye GP LLC is the general partner of Buckeye Pipe Line, Laurel, Everglades and BPH, which we refer to herein as our operating partnerships. We own an approximate 99% limited partnership interest in each of our operating partnerships. Buckeye GP LLC owns approximately a 1% general partnership interest in each of our operating partnerships and in the Partnership, for an effective interest in the Partnership of approximately 2%.

        Our principal executive offices are located at 5002 Buckeye Road, P. O. Box 368, Emmaus, Pennsylvania, telephone (484) 232-4000. Our website may be accessed at www.buckeye.com. Neither the contents of our website, nor of any other website that may be accessed from our website, are incorporated in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

        We also provide information to the New York Stock Exchange because our limited partnership units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) will automatically update and may replace information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below:

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  our annual report on Form 10-K, as amended, for the year ended December 31, 2004;

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  our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

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  our Current Reports on Form 8-K filed January 4, 2005, January 21, 2005 (excluding information furnished pursuant to Item 7.01 and Exhibit 99.1 thereto), January 31, 2005 (excluding information furnished pursuant to Item 2.02 and Exhibit 99.1 thereto), February 4, 2005, April 4, 2005, May 5, 2005 (excluding information furnished pursuant to Item 7.01 and Exhibit 99.1 thereto); May 13, 2005, and June 30, 2005; and

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  all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the Registration Statement.

        If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    5002 Buckeye Road
    P. O. Box 368
    Emmaus, Pennsylvania 18049
    (484) 232-4000
    Attention: Investor Relations

        You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus and the accompanying prospectus supplement. We are offering to sell the securities, and seeking offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus and in any accompanying prospectus supplement is accurate only as of the date of this prospectus and the date of the accompanying prospectus supplement, regardless of the time of delivery of this prospectus and any accompanying prospectus supplement or any sales of the securities.

RISK FACTORS

        Before you invest in our securities, you should be aware that there are various risks in such an investment, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this document before purchasing our securities.

Risks Inherent to our Business

  Changes in petroleum demand and distribution may adversely affect our business.

        Demand for the service provided by our operating subsidiaries depends upon the demand for petroleum products in the regions served. Prevailing economic conditions, price and weather affect the demand for petroleum products. Changes in transportation and travel patterns in the areas served by our pipelines also affect the demand for petroleum products because a substantial portion of the refined petroleum products transported by our pipelines is ultimately used as fuel for motor vehicles and aircraft. If these factors result in a decline in demand for petroleum products, the business of our operating subsidiaries would be particularly susceptible to adverse effects because they operate without the benefit of either exclusive franchises from government entities or long term contracts.

        Energy conservation, changing sources of supply, structural changes in the oil industry and new energy technologies also could adversely affect our business. We cannot predict or control the effect of each of these factors on us or our operating subsidiaries.

        Our operating subsidiaries' rate structures are subject to regulation and change by the Federal Energy Regulatory Commission.

        Buckeye Pipe Line, Wood River, Transportation and Norco Pipe Line Company, LLC, or Norco, a subsidiary of BPH, are interstate common carriers regulated by the Federal Energy Regulatory Commission, or FERC, under the Interstate Commerce Act and the Department of Energy Organization Act. The FERC's primary ratemaking methodology is price indexing. This methodology is used to establish rates on the pipelines owned by Wood River, Transportation and Norco. The indexing method allows a pipeline to increase its rates by a percentage equal to the change in the annual producer price index for finished goods, or PPI. If the PPI is negative, we could be required to reduce the rates charged by Wood River, Transportation and Norco if they exceed the new maximum allowable rate. In addition, changes in the PPI might not be large enough to fully reflect actual increases in the costs associated with these pipelines.

        Buckeye Pipe Line presently is authorized to charge rates set by market forces, subject to limitations, rather than by reference to costs historically incurred by the pipeline, in 15 regions and metropolitan areas. The Buckeye program is an exception to the generic oil pipeline regulations the FERC issued under the Energy Policy Act of 1992. The generic rules rely primarily on an index methodology that allows a pipeline to change its rates in accordance with an index that the FERC believes reflects cost changes appropriate for application to pipeline rates. In the alternative, a pipeline is allowed to charge market-based rates if the pipeline establishes that it does not possess significant market power in a particular market.

        The Buckeye rate program was reevaluated by the FERC in July 2000, and was allowed to continue with no material changes. We cannot predict the impact, if any, that a change in the FERC's method of regulating Buckeye Pipe Line would have on our operations, financial condition or results of operations.

        Our partnership status may be a disadvantage to us in calculating cost of service for rate-making purposes.

        In the past, the FERC ruled that pass-through entities, like us, may not claim an income tax allowance for income attributable to non-corporate limited partners in justifying the reasonableness of their rates. Further, in a 2004 decision involving an unrelated pipeline limited partnership, the United States Court of Appeals for the District of Columbia Circuit overruled a prior FERC decision allowing a limited partnership to claim a partial income tax allowance in an opinion that suggested that in the future a limited partnership may not be able to claim any income tax allowance despite being partially owned by a corporation. On December 2, 2004, the FERC issued a Notice of Inquiry (Docket No. PL05-5) seeking comments regarding whether the 2004 Appeals Court decision applies only to the specific facts of that case, or whether it applies more broadly, and, if the latter, what effect that ruling might have on energy infrastructure investments. On May 4, 2005, the FERC adopted a policy statement in Docket No. PL05-5, providing that all entities owning public utility assets—oil and gas pipelines and electric utilities—would be permitted to include an income tax allowance in their cost-of-service rates to reflect the actual or potential income tax liability attributable to their public utility income, regardless of the form of ownership. Any pass-through entity seeking an income tax allowance would have to establish that its partners or members have an actual or potential income tax obligation on the entity's public utility income. The FERC expressed the intent to implement its policy in individual cases as they arise. We expect the final adoption and implementation by FERC of the policy statement in individual cases will be subject to review by the United States Court of Appeals.

  Environmental regulation may impose significant costs and liabilities on us.

        Our operating subsidiaries are subject to federal, state and local laws and regulations relating to the protection of the environment. Risks of substantial environmental liabilities are inherent in pipeline operations, and we cannot assure you that the operating subsidiaries will not incur material environmental liabilities. Additionally, our costs could increase significantly and we could face substantial liabilities, if, among other developments:

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  environmental laws, regulations and enforcement policies become more rigorous; or

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  claims for property damage or personal injury resulting from the operations of the operating subsidiaries are filed.

        Existing or future state or federal government regulations banning or restricting the use of MTBE in gasoline and requiring the use of ultra low-sulfur diesel fuel could adversely affect our results of operations, thereby reducing our ability to make distributions to unitholders or service our debt obligations.

        Our pipelines transport gasoline containing MTBE, an oxygenate used extensively to reduce motor vehicle tailpipe emissions. In response to concerns about MTBE's adverse impact on ground or surface water, many states, including New York and Connecticut, have banned or restricted the use of MTBE in gasoline. Other states are considering bans or restrictions on MTBE or opting out of the EPA's reformulated gasoline program, either of which events would reduce the use of MTBE. The phase-out of MTBE may result in a reduction in gasoline volumes delivered by our pipelines. In addition, any ban or restriction on the use of MTBE may lead to the greater use of ethanol. Unlike MTBE, which can be blended in gasoline at the refinery, ethanol is blended at the terminal and is not transported by pipelines. Any revenues we would receive for blending ethanol might not offset the loss of revenues we would suffer from the reduced volumes transported in our pipelines.

        We are unable to quantify the amount by which our transportation volumes might be affected by the phase-out of MTBE. In addition, new requirements for the use of ultra low-sulfur diesel fuel, which will be phased in commencing in 2006 through 2010, could require significant capital expenditures at certain locations in order to permit our facilities to handle this new product grade. At this time we are unable to predict the timing or amount of capital or operating expenditures that would be required to enable us to transport and store ultra low-sulfur diesel fuel.

        Department of Transportation regulations may impose significant costs and liabilities on us.

        The operating subsidiaries' pipeline operations are subject to regulation by the Department of Transportation. These regulations require, among other things, that pipeline operators engage in a regular program of pipeline integrity testing to assess, evaluate, repair and validate the integrity of their pipelines, which, in the event of a leak or failure, could affect populated areas, unusually sensitive environmental areas, or commercially navigable waterways. In response to these regulations, the operating subsidiaries conduct pipeline integrity tests on an ongoing and regular basis. Depending on the results of these integrity tests, the operating subsidiaries could incur significant and unexpected capital and operating expenditures, not accounted for in anticipated capital or operating budgets, in order to repair such pipelines to ensure their continued safe and reliable operation.

  Terrorist attacks could adversely affect our business.

        Since the attacks of September 11, 2001, the United States government has issued warnings that energy assets, specifically our nation's pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack on our facilities, those of our customers and, in some cases, those of other pipelines, refineries or terminals, could have a material adverse effect on our business.

        Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

        Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. Our operating subsidiaries' operations are currently covered by property, casualty, workers' compensation and environmental insurance policies. In the future, however, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. As a result of market conditions, premiums and deductibles for certain insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position, thereby reducing our ability to make distributions to unitholders, or payments to debt holders.

  Competition could adversely affect our operating results.

        Generally, pipelines are the lowest cost method for long-haul overland movement of refined petroleum products. Therefore, our most significant competitors for large volume shipments are other existing pipelines, many of which are owned and operated by major integrated oil companies. In addition, new pipelines (including pipeline segments that connect with existing pipeline systems) could be built to effectively compete with us in particular locations.

        We compete with marine transportation in some areas. Tankers and barges on the Great Lakes account for some of the volume to certain Michigan, Ohio and upstate New York locations during the approximately eight non-winter months of the year. Barges are presently a competitive factor for deliveries to the New York City area, the Pittsburgh area, Connecticut and Ohio.

        Trucks competitively deliver product in a number of areas that we serve. While their costs may not be competitive for longer hauls or large volume shipments, trucks compete effectively for incremental and marginal volumes in many areas that we serve. The availability of truck transportation places a significant competitive constraint on our ability to increase our operating subsidiaries' tariff rates.

        Privately arranged exchanges of product between marketers in different locations are an increasing but non-quantified form of competition. Generally, these exchanges reduce both parties' costs by eliminating or reducing transportation charges. In addition, consolidation among refiners and marketers that has accelerated in recent years has altered distribution patterns, reducing demand for transportation services in some markets and increasing them in other markets.

        Mergers among our customers and competitors could result in lower volumes being shipped on our pipelines and stored in our terminals, thereby reducing the amount of cash we generate.

        Mergers between existing customers could provide strong economic incentives for the combined entities to utilize their existing pipeline and terminal systems instead of ours. As a result, we could lose some or all of the volumes and associated revenues from these customers and we could experience difficulty in replacing those lost volumes and revenues. Because most of our operating costs are fixed, a reduction in volumes would result in not only a reduction of revenues, but also a decline in net income and cash flow of a similar magnitude, which would reduce our ability to meet our financial obligations and pay cash distributions.

        We are a holding company and depend entirely on our operating subsidiaries' distributions to service our debt obligations and pay cash distributions to our unitholders.

        We are a holding company with no material operations. If we do not receive cash distributions from our operating subsidiaries, we will not be able to meet our debt service obligations or to make cash distributions to our unitholders. Among other things, this would adversely affect the market price of our limited partnership units. We are currently bound by the terms of a revolving credit facility which prohibits us from making distributions to our unitholders if a default under the credit facility exists at the time of the distribution or would result from the distribution. Our operating subsidiaries may from time to time incur additional indebtedness under agreements that contain restrictions which could further limit each operating subsidiary's ability to make distributions to us.

        We may not be able to realize the expected benefits of our recent acquisition of the Midwest pipelines and terminals from Shell or the Paulsboro pipelines and terminals from ExxonMobil, and the integration of these assets into our operations may be more costly than anticipated.

        Our estimates regarding the earnings, operating cash flow, capital expenditures and liability resulting from our acquisition of certain Midwest pipelines and terminals from Shell in October 2004 and certain pipelines and terminals from ExxonMobil in May 2005 may prove to be incorrect. We may not be able to generate significant additional throughput on these assets from third parties other than Shell or ExxonMobil. Further, the competitive pressures in the markets served by the newly acquired assets may be more severe than anticipated. In addition, we may not be able to connect to other pipelines or implement expansion projects on an economic basis. As a result, our financial position and results of operations could be adversely affected.

        We may also face difficulties integrating the pipelines and terminals we acquired from Shell and ExxonMobil into our operations on an efficient and timely basis, resulting in significantly higher costs to us than anticipated and thus adversely affecting our financial position and results of operations. During the transition of operational control of these assets from Shell and ExxonMobil to us, we may experience unforeseen operating difficulties as we integrate the acquired assets into our existing operations, including difficulties (i) integrating the financial, technological and management standards, processes, procedures and controls of the acquired assets with those of our existing operations; (ii) managing the increased scope and complexity of our operations; and (iii) mitigating contingent and/or assumed liabilities.

        We may incur liabilities from assets we have acquired. These costs and liabilities may not be covered by indemnification rights we have against the sellers of the assets.

        Some of the assets we have acquired have been used for many years to distribute, store or transport petroleum products. Releases may have occurred prior to our acquisition from terminals or along pipeline rights-of-way that require remediation. In addition, releases may have occurred in the past that have not yet been discovered, which could require costly future remediation. If a significant release or event occurred in the past the liability for which was not retained by the seller or for which indemnification from the seller is not available, it could adversely affect our financial position and results of operations.

        A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products we transport.

        A decline in production at the ConocoPhillips Wood River refinery could materially reduce the volume of refined petroleum products we transport on certain of the pipelines owned by Wood River. As a result, our revenues and, therefore, our ability to pay cash distributions on our units could be adversely affected. The ConocoPhillips Wood River refinery could partially or completely shut down its operations, temporarily or permanently, due to factors affecting its ability to produce refined petroleum products such as:

  •
  unscheduled maintenance or catastrophic events, such as a fire, flood, explosion or power outage;

  •
  labor difficulties that result in a work stoppage or slowdown;

  •
  environmental proceedings or other litigation that require the halting of all or a portion of the operations the refinery; or

  •
  legislation or regulation that adversely impacts the economics of refinery operations.

        Potential future acquisitions and expansions, if any, may affect our business by substantially increasing the level of our indebtedness and contingent liabilities and increasing our risks of being unable to effectively integrate these new operations.

        From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

        Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management's attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Following an acquisition, we may discover previously unknown liabilities associated with the acquired business for which we have no recourse under applicable indemnification provisions.

  Any debt securities will be junior to our operating subsidiaries' debt.

        The debt securities will be issued by the Partnership and will be structurally subordinated to the claims of our operating subsidiaries' creditors. Holders of the debt securities will not be creditors of our operating subsidiaries. The claims to the assets of our operating subsidiaries derive from our own ownership interests in those operating subsidiaries. Claims of our operating subsidiaries' creditors will generally have priority as to the assets of our operating subsidiaries over our own ownership interest claims and will therefore have priority over the holders of our debt, including the debt securities. Our operating subsidiaries' creditors may include:

  •
  general creditors;

  •
  trade creditors;

  •
  secured creditors;

  •
  taxing authorities; and

  •
  creditors holding guarantees.

Risks Relating to Partnership Structure

        We may sell additional limited partnership units, diluting existing interests of unitholders.

        Our partnership agreement allows us to issue additional limited partnership units and certain other equity securities without unitholder approval. There is no limit on the total number of limited partnership units and other equity securities we may issue. When we issue additional limited partnership units or other equity securities, the proportionate partnership interest of our existing unitholders will decrease. The issuance could negatively affect the amount of cash distributed to unitholders and the market price of the limited partnership units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units.

  Our general partner and its affiliates may have conflicts with the Partnership.

        The directors and officers of our general partner and its affiliates have fiduciary duties to manage the general partner in a manner that is beneficial to its sole member. At the same time, the general partner has fiduciary duties to manage the Partnership in a manner that is beneficial to our partners. Therefore, the general partner's duties to us may conflict with the duties of its officers and directors to its sole member.

        Such conflicts may arise from, among others, the following factors:

  •
  decisions by our general partner regarding the amount and timing of our cash expenditures, borrowings and issuances of additional limited partnership units or other securities can affect the amount of incentive compensation payments we make to the parent company of our general partner;

  •
  under our partnership agreement we reimburse the general partner for the costs of managing and operating the Partnership; and

  •
  under our partnership agreement, it is not a breach of our general partner's fiduciary duties for affiliates of our general partner to engage in activities that compete with us.

        Specifically, our general partner is owned by an affiliate of Carlyle/Riverstone, which also owns, through affiliates, an interest in the general partner of Magellan Partners, and by certain members of our general partner's management. Although neither the Partnership nor Magellan Partners have extensive operations in the geographic areas primarily served by the other entity, the Partnership will compete directly with Magellan Partners and perhaps other entities in which Carlyle/Riverstone or its affiliates have an interest for acquisition opportunities throughout the United States and potentially will compete with Magellan Partners and these other entities for new business or extensions of the existing services provided by our operating subsidiaries, creating actual and potential conflicts of interest between the Partnership and affiliates of our general partner.

        The owner of our general partner has a substantial amount of debt. A default under such debt could result in a change of control of our general partner which would be an event of default under our revolving credit facility.

        MainLine L.P., or Mainline, the indirect owner of our general partner, financed its purchase of MainLine Sub LLC, or MainLine Sub, the owner of our general partner, through a combination of equity capital and the proceeds from a senior secured credit and guaranty agreement. MainLine's existing credit and guaranty agreement is secured by pledges of substantially all of the assets of MainLine and MainLine Sub, including the interest in our general partner. MainLine's indebtedness under its credit and guaranty agreement is rated BB- by S&P and Ba3 by Moody's. If MainLine were to default on its obligations under its credit and guaranty agreement, its lenders could exercise their rights under these pledges which could result in a change of control of our general partner and a change of control of us. A change of control would constitute an event of default under our revolving credit facility and require the administrative agent, upon request of the lenders providing a majority of the loan commitments or outstanding loan amounts, to declare all amounts payable by us under our revolving credit facility immediately due and payable.

  Unitholders have limited voting rights and control of management.

        Our general partner manages and controls our activities and the activities of our operating partnerships. Unitholders have no right to elect the general partner or the directors of the general partner on an annual or other ongoing basis. However, if the general partner resigns or is removed, its successor must be elected by holders of a majority of the limited partnership units. Unitholders may remove the general partner only by a vote of the holders of at least 80% of the limited partnership units and only after receiving certain state regulatory approvals required for the transfer of control of a public utility. As a result, unitholders will have limited influence on matters affecting our operations, and third parties may find it difficult to gain control of us or influence our actions.

  Our partnership agreement limits the liability of our general partner.

        Our general partner owes fiduciary duties to our unitholders. Provisions of our partnership agreement and the partnership agreements for each of our operating partnerships, however, contain language limiting the liability of the general partner to the unitholders for actions or omissions taken in good faith which do not involve gross negligence or willful misconduct. In addition, the partnership agreements grant broad rights of indemnification to the general partner and its directors, officers, employees and affiliates.

  Unitholders may not have limited liability in some circumstances.

        The limitations on the liability of holders of limited partnership interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that we had been conducting business in any state without compliance with the applicable limited partnership statute, or that the unitholders as a group took any action pursuant to our partnership agreement that constituted participation in the "control" of our business, then the unitholders could be held liable under some circumstances for our obligations to the same extent as a general partner.

        Under applicable state law, our general partner has unlimited liability for our obligations, including our debts and environmental liabilities, if any, except for our contractual obligations that are expressly made without recourse to the general partner.

        In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

        Cost reimbursements for management fees and certain other expenses due to MainLine Sub and our general partner may be substantial and could reduce our cash available for distributions.

        Prior to making any distribution to unitholders, we will reimburse our general partner for certain expenses incurred in connection with its general partner duties and MainLine Sub for certain expenses incurred while performing services for our general partner. MainLine Sub is entitled to receive an annual management fee for functions it provides to our general partner pursuant to a management agreement between MainLine Sub and our general partner. This management fee includes a senior administrative charge and reimbursement for certain costs and expenses. The disinterested directors of our general partner approve the amount of the management fee on an annual basis. In recognition of increased services from MainLine Sub in the form of assistance with business development opportunities, financing strategies, insurance, investment banking and corporate development advice, the disinterested directors of our general partner have approved a senior administrative charge for 2005 of $1.9 million, and MainLine Sub has agreed not to request an additional increase in the senior administrative charge for calendar years 2005 and 2006 (other than adjustments for inflation capped at the Consumer Price Index) unless there is a material change in the nature of the services rendered to our general partner by MainLine Sub. The payment of management fees and the reimbursement of expenses could adversely affect our ability to pay cash distributions.

Tax Risks to Unitholders

        The IRS could treat us as a corporation for tax purposes or changes in law could subject us to entity-level taxation, which would substantially reduce the cash available for distribution to holders of limited partnership units.

        The availability to a unitholder of the federal income tax benefits of an investment in the limited partnership units depends, in large part, on our classification as a partnership for federal income tax purposes. No ruling from the Internal Revenue Service, or the IRS, as to this status has been or is expected to be requested. We are instead relying on the opinion of Morgan, Lewis & Bockius LLP, which is not binding on the IRS.

        If we were classified as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate), and distributions received by the unitholders would generally be taxed a second time as corporate distributions. Because a tax would be imposed upon us as an entity, the cash available for distribution to the unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of the limited partnership units.

        The law could be changed so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Further, because of budgetary considerations, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax on us, the cash available for distribution to you would be reduced.

        A successful IRS contest of the federal income tax positions that we take may adversely affect the market for limited partnership units.

        We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, the classification of any of the revenue from our operations as "qualifying income" under Section 7704 of the Internal Revenue Code, or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of such conclusions or the positions taken by us. A court may not concur with some or all of our positions. Any contest with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner.

        Holders of limited partnership units may be required to pay taxes even if they do not receive any cash distributions.

        A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder's allocable share of our income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder's allocable share of our taxable income or even the tax liability to the unitholder resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of the unitholder's limited partnership units.

        Ownership of limited partnership units may have adverse tax consequences for tax-exempt organizations and certain other investors.

        Investment in limited partnership units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment, and limits a regulated investment company's ownership of interests in one or more publicly traded partnerships to no more than 25% of its total assets. For taxable years beginning on or before the date of enactment, very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

        There are limits on the deductibility of losses that may adversely affect holders of limited partnership units.

        In the case of taxpayers subject to the passive loss rules (generally, individuals and closely-held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments. Unused losses may be deducted when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

        Tax gain or loss on disposition of limited partnership units could be different than expected.

        A unitholder who sells limited partnership units will recognize the gain or loss equal to the difference between the amount realized, including the unitholder's share of our nonrecourse liabilities, and the unitholder's adjusted tax basis in the limited partnership units. Prior distributions in excess of cumulative net taxable income allocated for a limited partnership unit which decreased a unitholder's tax basis in that limited partnership unit will, in effect, become taxable income if the limited partnership unit is sold at a price greater than the unitholder's tax basis in that limited partnership unit, even if the price is less than the unit's original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of limited partnership units than would be the case under those conventions, without the benefit of decreased income in prior years.

        The reporting of partnership tax information is complicated and subject to audits.

        We will furnish each unitholder with a Schedule K-1 that sets forth the unitholder's share of our income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

        There is a possibility of loss of tax benefits relating to nonconformity of limited partnership units and nonconforming depreciation conventions.

        Because we cannot match transferors and transferees of limited partnership units, uniformity of the tax characteristics of the limited partnership units to a purchaser of limited partnership units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of limited partnership units and could have a negative impact on the value of the limited partnership units.

        Holders of limited partnership units will likely be subject to state, local and other taxes in states where holders of limited partnership units live or as a result of an investment in the limited partnership units.

        In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable United States federal, state, local and foreign tax returns. Morgan, Lewis & Bockius LLP has not rendered an opinion on the tax consequences of an investment in us other than with regard to the United States federal income tax consequences.

        Holders of limited partnership units may have negative tax consequences if we default on our debt or sell assets.

        If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.

Risks Related to the Debt Securities

        The debt securities will be unsecured obligations. As such, the debt securities will be effectively junior to any secured debt we may have, to the existing and future debt and other liabilities of our subsidiaries that do not guarantee the debt securities and to the existing and future secured debt of any subsidiaries that guarantee the debt securities.

        The debt securities will be unsecured debt and will rank equally in right of payment with all of our other existing and future unsubordinated debt. The debt securities will be effectively junior to all our future secured debt, to the existing and future debt of our subsidiaries that do not guarantee the debt securities and to the secured debt of any subsidiaries that guarantee the debt securities. Initially, there will be no subsidiary guarantors for the debt securities, and there may be none in the future. Since our operating subsidiaries will likely not guarantee the debt securities, the debt securities will be effectively subordinated to all debt of our operating subsidiaries.

        If we are involved in any dissolution, liquidation or reorganization, our secured debt holders would be paid before holders of the debt securities receive any amounts to the extent of the value of the assets securing their debt and creditors of our subsidiaries may also be paid before holders of the debt securities receive any amounts. In that event, holders of the debt securities may not be able to recover any principal or interest due under the debt securities.

        We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.

        On a quarterly basis, we distribute 100% of our available cash to our unitholders of record and our general partner, subject to reasonable reserves as described below. As a result, we do not have the same flexibility as corporations or other entities that do not pay dividends or have complete flexibility regarding the amounts they will distribute to their equity holders. Available cash is generally defined as consolidated cash receipts less consolidated cash expenditures and such retentions for working capital, anticipated cash expenditures and contingences as our general partner deems appropriate. The timing and amount of our distributions could significantly reduce the cash available to pay the principal, premium (if any) and interest on the debt securities. The board of directors of our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating subsidiaries as it determines are necessary or appropriate.

        Although our payment obligations to our unitholders are subordinate to our payment obligations to holders of the debt securities, the value of our units will decrease in correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity in sufficient amounts to recapitalize our debt, including the debt securities.

FORWARD-LOOKING STATEMENTS

        Some information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements use forward-looking words such as "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss future expectations or contain projections. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

  •
  price trends and overall demand for refined petroleum products in the United States in general and in our service areas in particular (economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demands);

  •
  changes, if any, in laws and regulations, including, among others, safety, tax and accounting matters or Federal Energy Regulatory Commission regulation of our tariff rates;

  •
  liability for environmental claims;

  •
  security issues affecting our assets, including, among others, potential damage to our assets caused by acts of war or terrorism;

  •
  unanticipated capital expenditures and operating expenses to repair or replace our assets;

  •
  availability and cost of insurance on our assets and operations;

  •
  our ability to successfully identify and complete strategic acquisitions and make cost saving changes in operations;

  •
  expansion in the operations of our competitors;

  •
  our ability to integrate any acquired operations into our existing operations;

  •
  shut-downs or cutbacks at major refineries that use our services;

  •
  deterioration in our labor relations;

  •
  changes in real property tax assessments;

  •
  disruptions to the air travel system; and

  •
  interest rate fluctuations and other capital market conditions.

        When considering forward-looking statements, you should keep in mind the risk factors referred to elsewhere in this prospectus. The events described in our risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. You should consider the above information when reading any forward-looking statements in:

  •
  this prospectus;

  •
  documents incorporated in this prospectus by reference;

  •
  reports that we file with the SEC;

  •
  our press releases; or

  •
  oral statements made by us or any of our officers or other persons acting on our behalf.

USE OF PROCEEDS

        We will use the net proceeds from the sale of the securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Twelve Months Ended December 31,					Six Months Ended June 30,
2000
	2001	2002	2003	2004	2004	2005
3.86	4.07	3.79	2.15	3.62	4.16	2.96

        These computations include us and our operating subsidiaries. For these ratios, "earnings" is the amount resulting from adding the following items:

  •
  pre-tax income from continuing operations;

  •
  portion of rents representative of the interest factor; and

  •
  interest on indebtedness.

        The term "fixed charges" means the sum of the following:

  •
  interest on indebtedness;

  •
  capitalized interest; and

  •
  a portion of rents representative of the interest factor.

DESCRIPTION OF LIMITED PARTNERSHIP UNITS

        As of October 14, 2005, there were issued and outstanding 37,916,646 limited partnership units representing an approximate 99% limited partnership interest in Buckeye Partners, L.P. The limited partnership units and the 243,914 general partnership units generally participate pro rata in our income, gains, losses, deductions, credits and distributions, subject to the Incentive Compensation Agreement described below.

        Buckeye Partners, L.P. currently has a unit option and distribution equivalent plan which authorizes the granting of options to purchase up to 1,400,000 limited partnership units to selected employees of Buckeye Pipe Line Services Company. As of October 14, 2005, there were 248,600 limited partnership units issuable upon the exercise of options granted under this plan.

        The rights of the holders of the Buckeye Partners, L.P. limited partnership units are governed by the terms of the Partnership's limited partnership agreement and the Fourth Amended and Restated Incentive Compensation Agreement, dated December 15, 2004, between the Partnership and MainLine Sub LLC, or the Incentive Compensation Agreement.

Liquidation

        In the event of a liquidation, dissolution and winding up of the Partnership, the limited partnership units, along with the general partnership units, will be entitled to receive pro rata, to the extent of positive balances in their respective capital accounts, any assets remaining after satisfaction of our liabilities and establishment of reasonable reserves.

Voting

        Each holder of limited partnership units is entitled to one vote for each limited partnership unit on all matters submitted to a vote of the unitholders. Certain events, as more fully described in our partnership agreement, require the approval of a two-thirds majority of the limited partners. Other events, as more fully described in our partnership agreement, require the approval of a minimum of 80% of the limited partners.

Incentive Compensation

        The Incentive Compensation Agreement provides that if a quarterly cash distribution exceeds a target of $0.325 per limited partnership unit, we will pay MainLine Sub, for each outstanding limited partnership unit, incentive compensation equal to:

  (1)
  15% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.325 but is not more than $0.35, plus

  (2)
  25% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.35 but is not more than $0.375, plus

  (3)
  30% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.375 but is not more than $0.40, plus

  (4)
  35% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.40 but is not more than $0.425, plus

  (5)
  40% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.425 but is not more than $0.525, plus

  (6)
  45% of the amount, if any, by which the quarterly distribution per limited partnership unit exceeds $0.525.

        MainLine Sub is also entitled to incentive compensation for special cash distributions exceeding a target special distribution amount per limited partnership unit. The target special distribution amount generally means the amount which, together with all amounts distributed per limited partnership unit prior to the special distribution compounded quarterly at 13% per annum, would equal $10.00, the initial public offering price of the limited partnership units split two-for-one, compounded quarterly at 13% per annum from the date of the closing of the initial public offering in December 1986. No special cash distributions have ever been paid by the Partnership.

No Preemptive Rights

        No person is entitled to preemptive rights in respect of issuances of securities by Buckeye Partners, L.P.

Amendments to the Terms of the Registrant's Limited Partnership Units

        Without the consent of at least a majority of the limited partners, our general partner may not amend the Partnership's limited partnership agreement unless the amendment, in the good faith opinion of our general partner, does not adversely affect the limited partners in any material respect.

        Without the consent of two-thirds interest of the limited partners, the Partnership may not amend the Incentive Compensation Agreement unless the amendment, in the good faith opinion of our general partner, does not adversely affect the limited partners in any material respect.

General Partner's Right to Purchase Units

        If our general partner and its affiliates own more than 90% of the outstanding limited partnership units, our general partner has the right to purchase all, but not less than all, of the limited partnership units that remain outstanding and are held by persons other than our general partner and its affiliates.

Transfer Agent and Registrar

        The transfer agent and registrar for the limited partnership units is EquiServe, First Chicago Trust Division. You may contact them at the following address: 525 Washington Boulevard, Jersey City, New Jersey 07310.

DESCRIPTION OF DEBT SECURITIES

        The debt securities will be our direct unsecured general obligations and will be issued under an Indenture, dated July 10, 2003, as supplemented, between us and SunTrust Bank, as trustee, and a supplemental indenture thereto. This Indenture, as supplemented by any supplemental indentures relating to debt securities to be issued hereunder, is referred to herein as the Indenture, and SunTrust Bank, as trustee, is referred to herein as the Trustee.

        The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We and the Trustee have entered into supplements to the Indenture, and may enter into future supplements to the Indenture from time to time. We have summarized selected provisions of the Indenture below. The Indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. You should read the Indenture for provisions that may be important to you, because the Indenture, and not this description, govern your rights as a holder of debt securities. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

        A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the form and title of the debt securities;

  •
  the total principal amount of the debt securities;

  •
  the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

  •
  any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

  •
  the dates on which the principal of the debt securities will be payable;

  •
  the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

  •
  any optional redemption provisions;

  •
  any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

  •
  any changes to or additional Events of Default or covenants; and

  •
  any other terms of the debt securities.

No Limitation on Amount of Debt Securities

        The Indenture does not limit the amount of debt securities that may be issued. The Indenture allows debt securities to be issued up to any principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Registration of Notes

        Debt securities of a series may be issued in certificated or global form. (Sections 2.01 and 2.02)

Denominations

        The prospectus supplement for each issuance of debt securities will state whether the securities will be issued in amounts other than $1,000 each or multiples thereof.

No Personal Liability of General Partner

        Our general partner and its directors, officers, employees and sole member will not have any liability for our obligations under the Indenture or the debt securities. Each holder of debt securities by accepting a debt security waives and releases our general partner and its directors, officers, employees and sole member from all such liability. (Section 1.15) The waiver and release are part of the consideration for the issuance of the debt securities.

Consolidation, Merger or Sale

        We will only consolidate or merge with or into any other partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indenture, which includes the following requirements:

  •
  the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

  •
  the remaining or acquiring partnership or corporation assumes our obligations under the Indenture; and

  •
  immediately after giving effect to the transaction no Event of Default exists.

        The remaining or acquiring partnership or corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise our rights and powers under the Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board of directors or officers of the successor. If we sell or transfer all or substantially all of our assets, we will be released from all of our liabilities and obligations under the Indenture and under the debt securities. (Sections 8.01 and 8.02)

Modification of the Indenture

        Under the Indenture, generally, our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. Buckeye Partners, L.P. and the Trustee may amend the Indenture without the consent of any holder of the debt securities to make technical changes, such as:

  •
  correcting errors;

  •
  providing for a successor trustee;

  •
  qualifying the Indenture under the Trust Indenture Act; or

  •
  adding provisions relating to a particular series of debt securities. (Sections 9.01 and 9.02)

Events of Default

        "Event of Default" when used in an Indenture, will mean any of the following:

  •
  failure to pay the principal of or any premium on any debt security when due;

  •
  failure to pay interest on any debt security for 30 days;

  •
  failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

  •
  failure to pay when due principal of or interest on debt greater than $100 million of the Partnership or any Subsidiary or acceleration of such debt;

  •
  specific events in bankruptcy, insolvency or reorganization of the Partnership or its subsidiaries; or

  •
  any other Event of Default included in the Indenture or a supplemental indenture. (Section 5.01)

        An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the interests of the holders. (Section 6.02)

        If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of not less than 25% in aggregate principal amount of the debt securities outstanding of that series may declare the entire principal of and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If this happens, subject to specific conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02)

        Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity or security satisfactory to the Trustee. (Section 6.01) If they provide this satisfactory indemnification or security, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities unless contrary to law. (Section 5.12)

Limitations on Liens

        The Indenture provides that the Partnership will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Restricted Subsidiary (if such Restricted Subsidiary is a corporation) owning or leasing any Principal Property, whether owned or leased on the date of the Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the debt securities issued thereunder), without in any such case making effective provision whereby all of the debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

  (1)
  Permitted Liens (as defined below);

  (2)
  any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

  (3)
  any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

  (4)
  any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by the Partnership or any Restricted Subsidiary); provided, however, that such lien only encumbers the property or assets so acquired;

  (5)
  any lien upon any property or assets of a person existing thereon at the time such person becomes a Restricted Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Restricted Subsidiary;

  (6)
  any lien upon any property or assets of the Partnership or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

  (7)
  liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which the Partnership or the applicable Restricted Subsidiary has not exhausted its appellate rights;

  (8)
  liens arising in connection with Sale-Leaseback Transactions (as defined below) permitted under the Indenture as described below;

  (9)
  any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to in clauses (1) through (7) above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension,renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

  (10)
  any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Restricted Subsidiary.

        Notwithstanding the foregoing, under the Indenture, the Partnership may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person other than the debt securities, that is not excepted by clauses (1) through (9), inclusive, above without securing the debt securities issued under the Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below). (Section 10.06)

        "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

  (1)
  all current liabilities excluding:

  •
  any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

  •
  current maturities of long-term debt.

        and

  (2)
  the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

        "Issue Date" means with respect to any series of debt securities issued under either Indenture the date on which debt securities of that series are initially issued under that Indenture.

        "Permitted Liens" means:

  (1)
  liens upon rights-of-way for pipeline purposes;

  (2)
  any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

  (3)
  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

  (4)
  liens of taxes and assessments which are:

  •
  for the then current year,

  •
  not at the time delinquent, or

  •
  delinquent but the validity of which is being contested at the time by the Partnership or any Restricted Subsidiary in good faith;

  (5)
  liens of, or to secure performance of, leases, other than capital leases;

  (6)
  any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

  (7)
  any lien upon property or assets acquired or sold by the Partnership or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

  (8)
  any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

  (9)
  any lien in favor of the Partnership or any Restricted Subsidiary;

  (10)
  any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

  (11)
  any lien securing industrial development, pollution control or similar revenue bonds;

  (12)
  any lien securing debt of the Partnership or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Restricted Subsidiary in connection therewith;

  (13)
  liens in favor of any Person (as defined below) to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

  (14)
  any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

  (15)
  any lien or privilege vested in any grantor, lessor or licensor or permittor for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, leases, licenses; franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

  (16)
  defects and irregularities in the titles to any property which do not have a Material Adverse Effect (as defined below);

  (17)
  easements, exceptions or reservations in any property of the Partnership or any of its Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

  (18)
  rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of the Partnership or any of its Restricted Subsidiaries or to use any such property; provided, that the Partnership or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

  (19)
  any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

  (20)
  liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, the Partnership or any of its Restricted Subsidiaries is not in default in any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

        "Material Adverse Effect" means:

  (1)
  an impairment of the operation by the Partnership and its Restricted Subsidiaries of the pipeline systems of the Partnership and its Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by the Partnership and its Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of the Partnership or any of its Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

  (2)
  a material decline in the financial condition or results of operations or business prospects of the Partnership and its Restricted Subsidiaries, taken as a whole: or

  (3)
  an inability of the Partnership to make timely payments of principal and interest on the Securities, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in this Indenture by reference to a Material Adverse Effect.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

        "Principal Property" means, whether owned or leased on the date of the Indenture or thereafter acquired:

  (1)
  any pipeline assets of the Partnership or any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

  (2)
  any processing or manufacturing plant or terminal owned or leased by the Partnership or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

  •
  any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

  •
  any such assets, plant or terminal which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of the Partnership or of the Partnership and its Subsidiaries (as defined below), taken as a whole.

        "Restricted Subsidiary" shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has not been designated by the Board of Directors, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). The Partnership may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary; provided, that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

        "Sale-Leaseback Transaction" means the sale or transfer by the Partnership or any Subsidiary of any Principal Property to a Person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such Principal Property.

        "Subsidiary" means, with respect to any Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

  (2)
  in the case of a partnership, more than 50% of the partners' equity interests, considering all partners' equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

        "Unrestricted Subsidiary" shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has been designated by the Board of Directors as an "Unrestricted Subsidiary" at the time of its creation or acquisition; provided that no Debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by the Partnership or any Restricted Subsidiary, nor may any asset of the Partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

        Limitations on Sale-Leasebacks.    The Indenture provides that the Partnership will not, and will not permit any Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

  (1)
  such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

  (2)
  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

  (3)
  the Attributable Indebtedness (as defined below) from that Sale-Leaseback transaction is an amount equal to or less than the amount the Partnership or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the debt securities; or

  (4)
  the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of the Partnership or any Subsidiary, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or its Subsidiaries.

        Notwithstanding the foregoing, under the Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets. (Section 10.07)

        "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-Leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

        "Funded Debt" means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

        "Pari Passu Debt" means any Funded Debt of the Partnership, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the debt securities.

Payment and Transfer

        Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indenture or any prospectus supplement. Other forms of payment relating to the debt securities will be paid at a place designated by us and specified in a prospectus supplement. (Section 3.07)

        Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05)

Discharging Our Obligations

        We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 13.02)

        We may discharge our obligations under the Indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the Trustee, we meet some specific requirements. Among other things:

  •
  we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law;

  •
  we may not have a default on the debt securities discharged on the date of deposit;

  •
  the discharge may not violate any of our agreements; and

  •
  the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940. (Section 13.03)

Book Entry, Delivery and Form

        The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

        Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or DTC, will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

        Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

        DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

        According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

        DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

        Notes represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  •
  we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

The Trustee

        Resignation or Removal of Trustee.    Under the Indenture and the Trust Indenture Act of 1939, as amended, governing Trustee conflicts of interest, any uncured Event of Default with respect to any series of debt securities will force the Trustee to resign as trustee under the Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with its terms and conditions.

        The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series. (Section 6.10)

        Limitations on Trustee if it is Our Creditor.    The Indenture contains limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise. (Section 6.13)

        Certificates to Be Furnished to Trustee.    The Indenture provides that, in addition to other certificates that may be specifically required by other provisions of the Indenture, every application by us for action by the Trustee shall be accompanied by an officers' certificate stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 1.02)

MATERIAL TAX CONSIDERATIONS

        This section is a summary of material tax considerations that may be relevant to prospective unitholders. This section and the opinions of Morgan, Lewis & Bockius LLP, our tax counsel, that are set out herein are based upon the Internal Revenue Code of 1986, as amended, the regulations promulgated thereunder and administrative rulings and court decisions, all as currently in effect and all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

        No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States, and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, the unitholder's own tax advisor in analyzing the federal, state, local and foreign tax consequences of the ownership or disposition of the limited partnership units.

Legal Opinions and Advice

        Our tax counsel is of the opinion, subject to the qualifications set forth in the discussion that follows, that for federal income tax purposes (i) each of Buckeye Partners and the operating partnerships will be treated as a partnership, (ii) each of Wood River and Transportation will be disregarded as an entity separate from the Partnership and (iii) owners of limited partnership units, with certain exceptions as described in "Partner Status" below, will be treated as partners of Buckeye Partners. In addition, all statements as to matters of law contained in this section are the opinion of Morgan, Lewis & Bockius LLP, unless such statements are made by us or others.

        An opinion of counsel represents only that particular counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which limited partnership units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may have retroactive effect.

        We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our limited partnership units.

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account the partner's proportionate share of the items of income, gain, loss and deduction of the partnership in computing such partner's federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's tax basis in the partner's partnership interest.

        Morgan, Lewis & Bockius LLP is of the opinion that each of the Partnership and the operating partnerships has been and will be classified as a partnership for federal income tax purposes, and that each of Wood River and Transportation has been and will be disregarded as an entity separate from the Partnership for federal income tax purposes, provided that:

  (1)
  None of the Partnership, the operating partnerships, Wood River and Transportation have elected or will elect to be treated as a corporation;

  (2)
  The Partnership, the operating partnerships, Wood River and Transportation have been and will be operated in accordance with (i) all applicable partnership and limited liability company statutes and (ii) the partnership agreement, operating partnership agreement or limited liability company operating agreement (whichever is applicable);

  (3)
  For each of our taxable years from and after our formation, 90% or more of our gross income has been and will be derived (i) from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) from other items of "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code;

  (4)
  We would not be a regulated investment company as described in Section 851(a) of the Internal Revenue Code if we were a domestic corporation.

        Buckeye Partners believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income," as described in clause (3) above. If we fail to meet this qualifying income exception in any taxable year, other than a failure that is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, as of the first day of such taxable year, in return for stock in that corporation, and as if we then distributed that stock to our partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we or any of the operating partnerships, Wood River or Transportation were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, the net income of such entity would be subject to tax at corporate rates. In addition, if we were treated as a corporation, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, then, in the absence of earnings and profits, would be treated as a nontaxable return of capital to the extent of the unitholder's tax basis in the unitholder's limited partnership units, and then would be treated as taxable capital gain after the unitholder's tax basis in the limited partnership units had been reduced to zero. Accordingly, treatment of us or any of our operating partnerships, Wood River or Transportation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the limited partnership units.

        The discussion below is based on the assumption that, for federal income tax purposes, each of the Partnership and the operating partnerships will be classified as a partnership and each of Wood River and Transportation will be disregarded as an entity separate from the Partnership.

Tax Treatment of Unitholders

  Partner Status

        Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose limited partnership units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their limited partnership units, will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of limited partnership units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. Further, assignees of limited partnership units who are entitled to execute and deliver transfer applications but fail to do so may not receive some federal income tax information or reports furnished to record holders of limited partnership units. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

        An owner of limited partnership units whose limited partnership units have been transferred to a short seller to complete a short sale would appear to lose the status as a partner with respect to such limited partnership units for federal income tax purposes and may recognize gain or loss on such transfer. If such a person is not a partner, no part of our income, gain, deduction or loss with respect to those limited partnership units would be reportable by that person, any payments received by that person in lieu of cash distributions with respect to those limited partnership units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their limited partnership units.

        In the following portions of this section, the word "unitholder" refers to a holder of our limited partnership units who is one of our partners.

  Allocation of Partnership Income, Gain, Loss and Deduction

        In general, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us.

        Certain items of our income, gain, loss or deduction will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

        In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations, which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

  Alternative Minimum Tax

        Each unitholder will be required to take into account the unitholder's share of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than the unitholder's share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult their tax advisors as to the impact of an investment in limited partnership units on their liability for the alternative minimum tax.

  Treatment of Distributions by Buckeye Partners

        Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of the tax basis the unitholder has in the unitholder's limited partnership units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be gain from the sale or exchange of the limited partnership units, taxable in accordance with the rules described under "Disposition of Limited Partnership Units," below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional limited partnership units (including, for example, as a result of this offering) may decrease each unitholder's share of our nonrecourse liabilities, resulting in a deemed cash distribution.

        A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code (collectively, "Section 751 assets"). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to the unitholder. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

  Basis of Limited Partnership Units

        A unitholder will have an initial tax basis for the unitholder's limited partnership units equal to the amount the unitholder paid for the limited partnership units, plus the unitholder's share of our nonrecourse liabilities. The unitholder's basis will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. The unitholder's basis will be decreased, but not below zero, by the unitholder's share of our distributions, by the unitholder's share of our losses, by any decrease in the unitholder's share of our nonrecourse liabilities and by the unitholder's share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

  Limitations on Deductibility of Buckeye Partners' Losses

        The deduction by a unitholder of that unitholder's share of our losses will be limited to the amount of that unitholder's tax basis in the limited partnership units and, in the case of an individual unitholder or a corporate unitholder who is subject to the "at risk" rules, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a limited partnership unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

        In general, a unitholder will be at risk to the extent of the unitholder's tax basis in the unitholder's limited partnership units, excluding any portion of that basis attributable to the unitholder's share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the unitholder's limited partnership units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to limited partnership units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's limited partnership units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will be available to our partners who are subject to the passive loss rules only to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments or salary. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

  Limitations on Interest Deductions

        The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued to characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, a unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a limited partnership unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

  Accounting Method and Taxable Year

        We currently use the calendar year as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income the unitholder's share of our income, gain, loss and deduction for each of our taxable years that ends within or with each of the unitholder's taxable years. In addition, a unitholder who disposes of all of the unitholder's limited partnership units following the close of our taxable year but before the close of the unitholder's taxable year must include the unitholder's share of our income, gain, loss and deduction in income for the unitholder's taxable year with the result that the unitholder will be required to report in income for the unitholder's taxable year the unitholder's share for more than one year of our income, gain, loss and deduction.

  Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible Items

        We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

        The costs incurred in promoting the issuance of limited partnership units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and syndication expenses, which may not be amortized, but underwriting discounts and commissions are treated as syndication costs.

  Section 754 Election

        We have made the election permitted by Section 754 of the Internal Revenue Code, which generally permits us to adjust the tax basis of our assets as to each purchaser of our limited partnership units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser's purchase price. This election, however, does not apply to a person who purchases limited partnership units directly from us. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser's share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the limited partnership units.

        A Section 754 election is advantageous if the transferee's tax basis in the transferee's limited partnership units is higher than such limited partnership units' share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as a result of the election, a higher tax basis in the transferee's share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in the transferee's limited partnership units is lower than such limited partnership units' share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

        We intend to compute the effect of the Section 743(b) adjustment so as to preserve our ability to determine the tax attributes of a limited partnership unit from its date of purchase and the amount paid therefor. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

        The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

  Valuation of Buckeye Partners' Property and Basis of Properties

        The federal income tax consequences of the ownership and disposition of limited partnership units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax basis of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and might incur interest and penalties with respect to these adjustments.

  Entity-Level Collections

        If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders.

Disposition of Limited Partnership Units

  Recognition of Gain or Loss

        A unitholder will recognize gain or loss on a sale of limited partnership units equal to the difference between the amount realized and the unitholder's tax basis in the limited partnership units sold. A unitholder's amount realized is measured by the sum of the cash and the fair market value of other property received plus the unitholder's share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of limited partnership units could result in a tax liability in excess of any cash received from such sale.

        Gain or loss recognized by a unitholder, other than a "dealer" in limited partnership units, on the sale or exchange of a limited partnership unit will generally be a capital gain or loss. Capital gain recognized by an individual on the sale of limited partnership units held for more than one year will generally be taxed at a maximum rate of 15% (such rate to be increased to 20% for taxable years beginning after December 31, 2008). A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the limited partnership units and will be recognized even if there is a net taxable loss realized on the sale of the limited partnership units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of limited partnership units. Net capital loss may offset capital gains and no more than $3,000 ($1,500 in the case of a married individual filing a separate return) of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. On the other hand, a selling unitholder who can identify limited partnership units transferred with an ascertainable holding period may elect to use the actual holding period of the limited partnership units transferred. A unitholder electing to use the actual holding period of limited partnership units transferred must consistently use that identification method for all later sales or exchanges of limited partnership units.

        Certain provisions of the Internal Revenue Code treat a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold or assigned at its fair market value, if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

        In general, we will prorate our annual taxable income and losses on a monthly basis and such income and losses as so prorated will be subsequently apportioned among the unitholders in proportion to the number of limited partnership units owned by each of them as of the opening of the principal national securities exchange on which the limited partnership units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of such date for the month in which that gain or loss is recognized. As a result, a unitholder transferring limited partnership units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

        If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

  Notification Requirements

        A unitholder who sells or exchanges limited partnership units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a limited partnership unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration paid or received for the limited partnership unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

  Constructive Termination

        Buckeye Partners will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder's taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

  Uniformity of Units

        Because we cannot match transferors and transferees of limited partnership units, we must maintain uniformity of the economic and tax characteristics of the units for holders of these units. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to holders of limited partnership units and could have a negative impact on the value of the limited partnership units.

Tax-Exempt Organizations and Certain Other Investors

        Ownership of limited partnership units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a limited partnership unit will be unrelated business taxable income, and thus will be taxable to such a unitholder.

        A regulated investment company, or "mutual fund," is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. We anticipate that no significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a "qualified publicly traded partnership" as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for taxable years beginning after October 22, 2004, and limits a regulated investment company's ownership of interests in one or more publicly traded partnerships to no more than 25% of its total assets.

        Non-resident aliens and foreign corporations, trusts or estates which hold limited partnership units will be considered to be engaged in business in the United States on account of ownership of limited partnership units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the highest marginal rate applicable to individuals on actual cash distributions made to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, EquiServe, First Chicago Trust Division, in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

        Because a foreign corporation that owns limited partnership units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation's "U.S. net equity" which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        In a published ruling, the IRS has taken the position that gain realized by a foreign unitholder who sells or otherwise disposes of a limited partnership unit will be treated as effectively connected with a United States trade or business of the foreign unitholder, and thus subject to federal income tax, to the extent that such gain is attributable to appreciated personal property used by the limited partnership in a United States trade or business. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our units during the five-year period ending on the date of the sale or disposition, provided the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

  Information Returns and Audit Procedures

        We intend to furnish to each unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, that sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various tax accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such tax accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the limited partnership units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

        The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all of the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

        A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder's federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

  Nominee Reporting

        Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of limited partnership units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on limited partnership units that they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the limited partnership units with the information furnished to us.

  Reportable Transactions

        If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. This could increase the likelihood that our federal income tax return (and possibly your tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures" above. Moreover, depending on the circumstances you could be subject to one or more of the following provisions of the American Jobs Creation Act of 2004: accuracy-related penalties in a greater amount, or subject to more limited exceptions, than described below under "—Accuracy-Related Penalties," an extended statute of limitations and, for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability. We do not expect to engage in any "reportable transactions."

  Accuracy-Related Penalties

        An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

        More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included as a share of our income by a unitholder might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

        In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which such unitholder resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such unitholder's investment in us. We currently conduct business in 14 states including California, Connecticut, Florida, Illinois, Indiana, Louisiana, Massachusetts, Michigan, Nevada, New Jersey, New York, Ohio, Pennsylvania and Texas. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Our withholding of an amount, which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Any amount that is withheld will be treated as distributed to unitholders. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences of the unitholder's investment in us under the laws of pertinent states and localities. Accordingly, each prospective unitholder should consult, and must depend upon, the unitholder's own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal, tax returns that may be required of such unitholder. Morgan, Lewis & Bockius LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

        Because the terms and corresponding tax consequences of various debt issuances may differ significantly, descriptions of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of any such debt securities.

PLAN OF DISTRIBUTION

        We may sell the securities being offered hereby:

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  directly to purchasers;

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  through agents;

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  through underwriters; and

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  through dealers.

        We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

        If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

        The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

        The consolidated financial statements and management's report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Partnership's Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Buckeye Partners, L.P.

2,300,000 Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT
March 19, 2008

Joint Book-Running Managers

LEHMAN BROTHERS
UBS INVESTMENT BANK

Co-Managers

WACHOVIA SECURITIES

CITI

GOLDMAN, SACHS & CO.

DEUTSCHE BANK SECURITIES

JPMORGAN

QuickLinks

PROSPECTUS SUMMARY
Buckeye Partners, L.P.
Ownership of Buckeye Partners, L.P.
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF LIMITED PARTNERSHIP UNITS AND CASH DISTRIBUTIONS
TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

BUCKEYE PARTNERS, L.P.
WHERE YOU CAN FIND MORE INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF LIMITED PARTNERSHIP UNITS
DESCRIPTION OF DEBT SECURITIES
MATERIAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS